

Mail Stop 3561

October 13, 2015

David Kneusel
President
ralliBox, Inc.
547 22nd Street
Ogden, UT 84403

> Re: **ralliBox, Inc.**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed September 29, 2015**
> **File No. 024-10467**

Dear Kneusel:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Part II – Offering Circular

1. We note your response to comment 1. We are unable to agree with your conclusion that you are not a shell company as defined under Rule 405 under the Securities Act. The activities described in your response do not appear to constitute more than nominal operations, and we note your disclosure in your Management Discussion and Analysis of Financial Condition and Results of Operations which states, "*Operating results.* As a recently formed entity, ralliBox, Inc. has had no significant operations or transactions since its inception." In this regard, we note that your operating software is not operational. Please revise the disclosure throughout your filing to state that you are a

shell company and to disclose the consequences of that status. Please refer to SEC Release 33-8869 (Dec. 6, 2007).

Plan of Distribution and Selling Securityholders, page 3

2. We note your response to comment 5 and your disclosure that you intend to process sales through your website. Please identify exactly who will be selling the securities via your web-site so that it is clear whether you or a third party will be offering your securities and state whether that entity or person is a registered broker-dealer. Please state the applicable exemption from Exchange Act Section 15 broker-dealer registration you plan to rely upon, as applicable. Refer to Item 5(c) of Part II of Form 1-A.

Index of Exhibits, page 12

3. Please file your exhibits separately from your offering circular and not in the body of your offering circular.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

In the event you ask us to qualify your offering statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Attorney Adviser, at (202) 551-3342, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products